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                                                                    Exhibit 21.1

                        SUBSIDIARIES OF THE REGISTRANT

     Chorum General Partner Inc., organized under the laws of the State of Delaware.

     Chorum Limited Partner Inc., organized under the laws of the State of Delaware.

     Chorum Technologies LP, organized under the laws of the State of Delaware.

     Chorum Technologies (BVI) Optics LTD, organized under the laws of the British Virgin Islands.